Maybank

RECEIVED
2005 OCT 25 A 11:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our file ref. : GSS/M201

Date : October 19, 2005
Exemption No.: 82-34861

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corp
Mail Stop 3 - 7
Washington D.C. 20549

05012052

BY COURIER

SUPPL

Re : Malayan Banking Berhad ("Maybank")

On behalf of Maybank, a company incorporated in Malaysia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act") :-

No.	Date of Announcement	Description of Document
1.	October 10, 2005	Response by Maybank to the Report by The Edge published on October 10, 2005 Entitled Maybank : Proper Conduct in New York.
2.	October 10, 2005	Maybank's 45th Annual General Meeting (AGM").
3.	October 10, 2005	Malayan Banking Berhad ("Maybank" or "the Company") - Extraordinary General Meeting ("EGM")
4.	October 18, 2005	Proposed Acquisition of MNI Holdings Berhad.

Yours faithfully
for **MAYBANK**,

MAHIRAM HUSIN
Company Secretary

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

MH\RE\shida mbbboard\adr.ms

Enc.

Malayan Banking Berhad (3813-K)
Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur, Malaysia.
Tel : 603-2070 8833 Fax : 603-2070 2611 Telex : MA 32837

M23

Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 10/10/2005 05:30:49 PM
Reference No MB-051010-59886

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mahiram Husin**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Response by Maybank to the Report by The Edge published on October 10, 2005 Entitled Maybank : Proper Conduct in New York?

* **Contents :-**

We wish to respond to the column in THE EDGE weekly entitled "Maybank : Proper Conduct in New York". For your information, the disclosure made during the investors' meeting in New York recently was not in our view in relation to any price-sensitive information. They are the forecast medium term performance level expressed in the broadest form which the Management felt to be fair and reasonable based on the current business strategies and operating environment. The forecast performance level can change with the changing operating environment and Group business strategies. You may wish to note that since the disclosure was made on September 26, 2005, there have been no unusual movements in the price and volume of Maybank shares; and hence, it supports our contention that the information is far from being price sensitive.

We would like to assure you that Maybank continues to abide by all legal and regulatory requirements. The disclosure made recently was in line with the principles of good corporate governance and we believe this will go a long way to promote the growth and development of the Malaysian capital market.

Thank you.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Maybank: Proper conduct in New York?

| BY P GUNASEGARAM |



What is it that makes companies give privileged information unfairly to just some of their investors and in the process flirt with the wrong side of the law, especially when these new shareholders they so intensely court have no problem jilting them in a jiffy?

All right, we know already about that earlier embarrassment involving our prime minister, who spoke about the attractiveness of our country at investment seminars attended by fund managers in London and New York, only to have the ignominy of one of the organisers, Merrill Lynch, which took the PM on the roadshow, calling an "underweight" on Malaysia soon after that, which is an advice to investors to reduce their shareholdings in Malaysia.

And now we have one of our largest and noblest of companies, Malayan Banking Bhd, giving what seems to be privileged information to fund managers in New York. The extent of this disclosure was revealed in a *JP Morgan report* by analyst Chris Oh. The report was quoted in the newspapers.

Consider these bits of information, which, according to the JP Morgan report, Maybank disclosed to investors at JP Morgan's Asian conference in New York recently:

- Maybank is considering the rationalisation of its workforce to bring down costs (however, Maybank subsequently clarified it had no plans to cut the workforce);
- Income and pre-tax profit growth target of 10% in the next three years;
- Net non-performing loans — those that have not been serviced for three months — to reach 4% by June 2007 against 5% at end-June 2005;
- Return on equity target of 18%; and
- Bring down capital adequacy ratio from 14% to 11% in two years via a more aggressive dividend policy and capital substitution.

All this is material information which should be disclosed to all investors simultaneously instead of selectively to only some funds — in this case, clients of JP Morgan in New York — who have unfair advantage over other investors in using this information before it becomes public knowledge.

The information disclosed could even be in contravention of some provisions of the Securities Industry Act, specifically Section 89E which governs prohibited conduct by those in possession of inside information or insiders.

Section 89E (1) defines an insider as one who possesses information not generally available that can affect the share price and who knows that it can. Section 89E (2) and (3) prohibits that person from trading on that information and from passing on that information to someone who may trade in that information.

To be sure, it's not clear how much of this information disclosed by Maybank in New York has already been disclosed to analysts and others before in official and non-official communications.

But *to be sure too, it shows* that companies must be very careful in distributing market-sensitive information selectively — even if we don't have fair disclosure laws, it may be against the Securities Industry Act, and in particular Section 89E.

Maybank is not the only company which makes such disclosure to analysts and fund managers in many private meetings with them, many of them *one-to-one*. All major companies listed on Bursa Malaysia, and then some, routinely meet and make disclosures to analysts and fund managers in closed-door meetings.

But what is clear is that if Maybank, or any other company for that matter, discloses material non-public information which can affect the share price, and give these investors an unfair advantage over others, they may well be breaking the law.

It is an open secret that fund managers, including foreign fund managers, crave for inside information in less-developed markets so that they have an advantage over others when they make their trading decisions in an imperfect market. And they are willing to reward those, including research houses of broking firms, which provide them *with such information through* trading commissions.

Knowing that, companies should be on their guard to ensure that their communication with these fund managers does not break the law and is consistent with ethical principles. The key principle: Market-sensitive information must be disclosed simultaneously to all investors.

That *may mean opening* up analyst briefings, especially those held in conjunction with results, restructuring and acquisitions to the media as well as providing all material information to Bursa Malaysia for public disclosure before disclosing it to particular analysts or fund managers. A company-specific website for all such investor-related information should also be set up. Due care must be taken to determine that market-sensitive information is not disclosed during one-to-one meetings.

Ethically, it is a violation if companies give selective information to particular groups of investors simply because it gives them an unfair advantage but it should also be clear that such doling out of sensitive information, selectively in many instances, may well be against the law as well.

The Securities Commission and Bursa Malaysia should issue clear, unambiguous guidelines to all listed companies on how they should disclose market-sensitive information. That will leave *no room* for doubt anymore. ■

Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 10/10/2005 05:12:53 PM

Reference No MB-051010-56604

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mahiram Husin**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Maybank's 45th Annual General Meeting

* **Contents :-**

Maybank is pleased to inform that at its Annual General Meeting ("AGM") on October 8, 2005, the shareholders of Maybank have approved all the Resolutions as per the Notice of AGM dated September 16, 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

General Announcement
Reference No **CU-051008-41384**

Submitting Merchant Bank	:	**ASEAMBANKERS MALAYSIA BERHAD**
Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**10/10/2005**

Type	:	**Announcement**
Subject	:	**MALAYAN BANKING BERHAD ("Maybank" or " the Company") - Extraordinary General Meeting ("EGM")**

Contents :

Aseambankers Malaysia Berhad, on behalf of Maybank, is pleased to announce that the shareholders of Maybank have approved the following resolutions which were set out in the Notice of EGM dated 16 September 2005 and tabled at the EGM of Maybank held at Mahkota II, Ballroom Level, Hotel Istana, 73, Jalan Raja Chulan, 50200 Kuala Lumpur on Saturday, 8 October 2005:-

1. Proposed amendment to the memorandum of association of Maybank; and
2. Proposed amendments to the articles of association of Maybank.

This announcement is dated 10 October 2005.

© 2005, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

General Announcement
Reference No **CU-051017-60265**

Submitting Merchant Bank	:	**ASEAMBANKERS MALAYSIA BERHAD**
Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**18/10/2005**

Type	:	**Announcement**
Subject	:	**MALAYAN BANKING BERHAD ("MAYBANK" OR "THE COMPANY")**

Contents :

(A) PROPOSED ACQUISITION BY MAYBAN FORTIS HOLDINGS BERHAD ("MAYBAN FORTIS"), WHICH IS 70%-OWNED BY MAYBANK AND 30%-OWNED BY FORTIS INSURANCE INTERNATIONAL N.V. OF UP TO 100% OF THE ISSUED AND PAID-UP SHARE CAPITAL OF MNI HOLDINGS BERHAD ("MNIH") PURSUANT TO:

(I) THE PROPOSED ACQUISITIONS BY MAYBAN FORTIS OF:

- 21,721,234 ORDINARY SHARES OF RM1.00 EACH REPRESENTING APPROXIMATELY 7.68% OF THE ISSUED AND PAID UP SHARE CAPITAL OF MNIH (AS AT 23 AUGUST 2005) FROM PERMODALAN NASIONAL BERHAD; AND

- 188,339,262 ORDINARY SHARES OF RM1.00 EACH REPRESENTING APPROXIMATELY 66.56% OF THE ISSUED AND PAID UP SHARE CAPITAL OF MNIH (AS AT 23 AUGUST 2005) FROM AMANAH RAYA NOMINEES (TEMPATAN) SDN BHD - SKIM AMANAH SAHAM BUMIPUTERA,

(COLLECTIVELY REFERRED TO AS THE "PROPOSED MNIH ACQUISITION"); AND

(II) MANDATORY GENERAL OFFER ("MGO") BY MAYBAN FORTIS FOR THE REMAINING SHARES IN MNIH NOT ALREADY HELD BY MAYBAN FORTIS ("MNIH MGO"); AND

(B) MGO BY MNIH FOR THE REMAINING SHARES IN MALAYSIA NATIONAL INSURANCE BERHAD, A 98.59%-OWNED SUBSIDIARY OF MNIH, NOT ALREADY HELD BY MNIH ("MNIB MGO").

(THE PROPOSED MNIH ACQUISITION, MNIH MGO AND MNIB MGO ARE COLLECTIVELY REFERRED TO AS THE "PROPOSALS")

We refer to the announcements dated 26 August 2005 and 29 August 2005 in relation to the above.

Mayban Fortis had submitted an application in relation to the Proposals to the Foreign Investment Committee ("FIC"). Pursuant to the above, Aseambankers Malaysia Berhad, on behalf of Maybank, is pleased to announce that the FIC, vide its letter dated 17 October 2005 (which was received on 18 October 2005), had no objections to the Proposals.

This announcement is dated 18 October 2005.